Huntington Bancshares Incorporated

41 South High Street

Columbus, OH 43287

(614) 480-4647

January 8, 2014

VIA EDGAR

Ms. Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated
Registration Statement on Form S-4; File No. 333-192600
Request for Acceleration

Dear Ms. Hayes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Huntington Bancshares Incorporated (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2013 (File No. 333-192600), as amended on December 20, 2013 and January 8, 2014 (the “Registration Statement”), be made effective at the close of business on January 9, 2014, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381 with any questions you may have concerning this request. In addition, please notify Mr. Demmo when this request for acceleration has been granted.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Richard A. Cheap
Name:	Richard A. Cheap
Title:	General Counsel and Secretary, Huntington Bancshares Incorporated

cc: Nicholas G. Demmo, Wachtell, Lipton, Rosen & Katz